As filed with the Securities and Exchange Commission on January 7, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

LANDAIR CORPORATION
(Name of Subject Company)

LANDAIR CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK
(Title of Class of Securities)

514757103
(CUSIP Number)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:

Leigh Walton Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200	David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, Tennessee 37238 (615) 256-0500

[  ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9” or the “Statement”) relates is Landair Corporation, a Tennessee corporation (“Landair”). The address of the principal executive offices of Landair is 430 Airport Road, Greeneville, Tennessee 37745. The telephone number of the principal executive offices of Landair is (423) 783-1300.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of Landair (the “Common Stock” or the “Shares”). As of December 6, 2002, there were approximately 7,318,380 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)  Name and Address of Person Filing this Statement

     The name, business address and business telephone number of Landair, which is the subject company and the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)  Tender Offer of Landair Acquisition Corporation

     This Statement relates to the tender offer by Landair Acquisition Corporation, a Tennessee corporation (“Purchaser”) formed by Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair, and John A. Tweed, Director, President and Chief Operating Officer of Landair (Messrs. Niswonger and Tweed are collectively referred to herein as “Offerors”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Offerors, dated December 23, 2002 (the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $13.00 per Share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2002 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the “Offer”). According to the Schedule TO, the Offer will expire at 12:00 midnight, Eastern Standard Time, on January 23, 2003, unless the Offer is extended. The Schedule TO states that the principal executive offices of Purchaser are located at 430 Airport Road, Greenville, TN 37745. The telephone number of Purchaser at such location is (423) 783-1300.

     According to the Schedule TO, as of December 23, 2002, Purchaser and Offerors owned 5,191,416 of the approximately 7,318,380 outstanding Shares, representing approximately 71% of the outstanding shares of Common Stock. This percentage excludes options that currently are exercisable for Shares.

     The Offer is conditioned on, among other things, (i) Purchaser’s receipt of proceeds under its financing commitment from First Tennessee Bank, (ii) there being validly tendered and not withdrawn a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Offerors would own at least 90% of the outstanding Shares (the “Minimum Condition”), and (iii) there being validly tendered and not withdrawn a majority of the outstanding Shares, excluding Shares beneficially owned by Offerors and the executive officers and directors of Landair (the “Majority of the Minority Condition”). Neither the Minimum Condition nor the Majority of the Minority Condition may be waived. According to the Schedule TO, as of December 23, 2002, Purchaser and Offerors owned approximately 71% of the outstanding Shares, excluding options that currently are exercisable for Shares. Based on approximately 7,318,380 Shares being outstanding, if Purchaser were to purchase approximately 1,395,120 Shares pursuant to the Offer, the Minimum Condition would be met. According to the Schedule TO, the tender of approximately 722,630 Shares held by shareholders other than Offerors and Landair’s executive officers and directors (the “Unaffiliated Shareholders”) will satisfy the Majority of the Minority Condition. The Offer is also subject to certain other conditions described in “The Offer. Section 11 — Certain Conditions of the Offer” in the Offer to Purchase, which is incorporated by reference in this Statement.

     Also according to the Schedule TO, if the Offer is successful and Purchaser owns at least 90% of the outstanding Shares, Purchaser will merge with Landair through a short-form merger (the “Merger”). In the Merger, each outstanding Share that is not owned by Purchaser (other than Shares held by Landair shareholders who dissent from the Merger and perfect their dissenters’ rights under the Tennessee Business Corporation Act (the “TBCA”)) will be converted into the right to receive the same consideration paid in the Offer, without interest.

     With respect to all information contained in the Schedule TO, including information concerning Purchaser or its affiliates (other than Landair), officers or directors, or actions or events with respect to any of them, neither Landair nor the Special Committee take responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

     (c)  Special Committee

     On October 14, 2002, the board of directors of Landair established a special committee of independent, outside directors (the “Special Committee”) for the purposes of, as appropriate, considering, investigating, evaluating, negotiating and making recommendations with respect to the Offer. The persons appointed to the Special Committee were Jerry T. Armstrong, C. John Langley, Jr., and Courtney J. Munson. No member of the Special Committee is an officer of Landair or has an affiliation with Purchaser, except as a director of Landair, and no member of the Special Committee has any agreement or promise of a future benefit from Purchaser or Offerors.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     For a description of certain contacts, agreements, arrangements or understandings and any actual or potential conflicts of interests between Landair or its affiliates and (i) Landair’s executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, see “Special Factors — Transactions Between Offerors, Their Affiliates and Landair” and “The Offer. Section 8 — Certain Information Concerning Offerors and Purchaser” in the Offer to Purchase. Certain other contacts, agreements, arrangements, or understandings between Landair or its affiliates and certain of its directors and executive officers are described under the captions “Board of Directors and

Committees,” “Certain Relationships and Related Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation of Executive Officers in 2001” in Landair’s Proxy Statement, dated April 12, 2002, for the Landair 2002 Annual Meeting of Shareholders (the “2002 Annual Meeting Proxy Statement”), a copy of which was previously furnished to shareholders. A copy of such portions of the 2002 Annual Meeting Proxy Statement is filed as Exhibit (e)(7) to this Statement and is incorporated in this Statement by reference.

     The following summarizes certain additional contacts, agreements, arrangements or understandings and any actual or potential conflicts of interests between Landair or its affiliates and (i) Landair’s executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, in each case as known to Landair.

     Impact of Offer on Option Holders

     Prior to consummation of the Offer, Offerors are expected to contribute their Shares to Purchaser. Landair expects that its Board of Directors or a Committee thereof will determine that such contribution will constitute a change of control under Landair’s Amended and Restated Stock Option and Incentive Plan (the “General Plan”) and the Landair’s Amended and Restated Non-Employee Director Stock Option Plan (the “Director Plan”), and accordingly, all options outstanding under the General Plan and the Director Plan will become immediately exercisable. In addition, each of the General Plan and the Director Plan provides that following a change of control of Landair, the Board of Directors of Landair or a Committee thereof may permit the cancellation of each outstanding option in exchange for a cash payment in an amount equal to the excess of the fair market value of a Share over the exercise price of each option (the “Spread”). Accordingly, Landair anticipates that each option outstanding under the General Plan and the Director Plan will be cashed out for a payment equal to the Spread in connection with the Merger.

     Director Compensation

     Employee directors of Landair do not receive additional compensation for serving as members of the board of directors or on any committee thereof. In lieu of an annual retainer, non-employee directors are paid a fee of $1,500 for each Board meeting and $1,500 for each committee meeting attended, whether attended in person or by telephone, together with reasonable traveling expenses. No additional fee is paid for committee meetings held on the same day as Board meetings. The members of the Special Committee are paid $1,500 for each meeting attended, whether attended in person or by telephone. As of the date hereof, the Special Committee has held 14 meetings.

     Under the Director Plan, each eligible non-employee director is granted options to purchase 7,500 Shares on the first business day after each annual meeting of Landair shareholders at an exercise price equal to the then applicable Fair Market Value (as defined in the Director Plan) of the Common Stock on such date.

Indemnification and Insurance

     Under the Landair charter, and to the fullest extent permitted by the laws of the State of Tennessee, including Section 48-18-502 of the TBCA, Landair will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a “derivative” action by or in the right of Landair, by reason of the fact that such person is or was a director of Landair, against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Landair, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful.

     The charter provides that Landair will pay for the expenses incurred by an indemnified director in defending the proceedings specified above in advance of their final disposition, provided that the person agrees to reimburse Landair if it is ultimately determined that such person is not entitled to indemnification, as required by any applicable statute. The charter also provides that Landair may, in its sole discretion, indemnify any person who is or was one of its employees and agents or any person who is or was serving at the request of Landair as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the same degree as the foregoing indemnification of directors and officers. In addition, Landair may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Landair or another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of the person’s status as such whether or not Landair would have the power or obligation to indemnify such person against such liability under the provisions of the TBCA. Landair maintains insurance for the benefit of Landair’s officers and directors insuring such persons against various liabilities, including liabilities under the securities laws.

     The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

     Landair and Purchaser have not entered into any agreement relating to the Offer or the Merger. The terms and conditions of the Offer are contained in the Schedule TO and the Offer to Purchase.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)  Recommendation of the Special Committee

     At a meeting held on January 6, 2003, the Special Committee determined that the Offer as described in the Schedule TO and the Offer to Purchase is advisable, fair to and in the best interests of Landair’s shareholders (other than Purchaser or Offerors). The Special Committee recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Special Committee’s recommendation of the Offer is filed as Exhibit (a)(8) to this Statement and is incorporated in this Statement by reference.

     (b)  Background of the Transaction; Reasons for the Special Committee’s Recommendation

     Background of the Transaction

     Prior to September 1998, Landair’s operations were held by Landair Services, Inc. (“Landair Services”), a company that was co-founded by Mr. Niswonger and has been publicly traded since it completed its initial public offering in 1993. Prior to its initial public offering, Mr. Niswonger owned approximately 98% of Landair Services and he beneficially owned approximately 58% immediately thereafter. On September 23, 1998, Landair Services was separated into two publicly held corporations. Landair Services changed its name to Forward Air Corporation (“Forward Air”) and retained Landair Services’ deferred air freight operations, and Landair was spun-off to the existing shareholders of Landair Services, thereby becoming a separate, publicly-traded company that owned and operated the truckload operations of Landair Services. Immediately after consummation of the spin-off of Landair, Mr. Niswonger beneficially held approximately 51% of Landair.

     Mr. Tweed was employed as Vice President, Sales for Landair Service’s truckload operations from 1990 through 1995. After leaving Landair Services in 1995 and serving as President of Warehouse Logistics, LLC, a privately-held company jointly owned by Mr. Niswonger and Mr. Tweed, Mr. Tweed was engaged in December 2000 as the President and Chief Operating Officer of Landair. He was also appointed at that time to serve as a director of Landair. In connection with Mr. Tweed’s appointment as the President and Chief Operating Officer of Landair, Mr. Tweed purchased from various other shareholders 750,000 shares of Landair common stock.

     Over the past year, Mr. Niswonger and Mr. Tweed discussed in general terms the disadvantages faced by Landair as a smaller sized publicly-traded company. In particular, they noted:

•	the historically low trading volume for the common stock of Landair that resulted in an illiquid market for Landair’s public shareholders;

•	Landair’s limited ability to attract institutional investors and equity research analyst coverage;

•	the costs of (and efforts of management required as a result of) being a public company; and

•	the reduced flexibility to focus on long-term business goals, as opposed to the more short-term focus that can result from quarterly earnings releases and filing requirements of the SEC.

     In late September and early October of 2002, Offerors concluded that these disadvantages significantly outweighed the advantages of leaving Landair as a publicly-traded company controlled by Mr. Niswonger. A factor contributing to this conclusion by Offerors was the enactment of the Sarbanes-Oxley Act of 2002 and the adoption of related rule proposals by the NASD. As a result of these developments and the current environment relating to the regulation of public companies, Messrs. Niswonger and Tweed anticipated significant increased costs in operating as a public company. They also believed that such increased regulation would place additional burdens on management that would further distract them from managing the business operations of Landair.

     Accordingly, at the close of business on October 10, 2002, Messrs. Niswonger and Tweed delivered a letter to the Board of Directors of Landair proposing that they would acquire all of the outstanding shares of common stock of Landair not already owned by them or their affiliates for $13.00 per share payable in cash. In the letter, Messrs. Niswonger and Tweed indicated that their offer would be contingent upon their ability to arrange suitable financing for the transaction. They also indicated in the letter that, in making the proposal, they had taken into account Landair’s financial performance over the past four years and the current economic climate within which Landair operates. In addition, they recited several of the disadvantages of remaining a small public company that are described above. They also informed the Board of Directors of Landair that they had engaged Hunter, Smith & Davis, LLP (“HS&D”) as their legal advisor.

     In response to receipt of the buy-out proposal from Offerors, Landair issued a press release before the opening of the stock markets on October 11, 2002 announcing receipt of the proposal. The Board of Directors of Landair held a special meeting on October 14, 2002 at which it voted unanimously to form a special committee of independent members of the Board for the purposes of, as appropriate, considering, investigating, evaluating, negotiating and making recommendations with respect to the proposal received from Offerors. The persons appointed to the Special Committee were Jerry T. Armstrong, C. John Langley, Jr. and Courtney J. Munson. The Special Committee was also authorized by the Board of Directors of Landair to retain independent legal and financial advisors and was provided with unrestricted access to Landair’s officers and other members of management and to all information and materials about Landair. On October 18, 2002, the Special Committee elected Mr. Armstrong as its Chair and determined to engage Harwell Howard Hyne Gabbert & Manner, P.C. (“H3GM”) as its legal advisor.

     On October 11, 2002, and October 14, 2002, three complaints were filed against Landair and the members of its Board of Directors in the Circuit Court for Greene County, Tennessee by three alleged shareholders of Landair. These actions were brought individually and as putative class actions on behalf of the public shareholders of Landair other than the defendants and any person or entity related to or affiliated with any of the defendants. The complaints generally allege, among other things, that the defendant directors are breaching their fiduciary duties to Landair’s shareholders in connection with the buy-out proposal from Messrs. Niswonger and Tweed.

     From October 15, 2002, until October 22, 2002, the Special Committee solicited and collected written proposals from potential financial advisors. On October 22, 2002, the members of the Special Committee participated in a general meeting of the Board of Directors of Landair in which representatives of Bass, Berry & Sims PLC (“BB&S”), as counsel to Landair, and a representative of H3GM, as counsel to the Special Committee, reviewed the directors’ fiduciary duties relating to the buy-out proposal and the structures often used to effect such proposals. Also on October 22, 2002, the Special Committee met separately from the Board and interviewed representatives from three investment banking firms that had been selected from among the previously solicited proposals.

     On October 25, 2002, the Special Committee met telephonically and interviewed representatives from a fourth investment banking firm that had been selected from among the previously solicited proposals. The Special Committee also discussed the various structures of the proposed buy-out and alternative transactions.

     Later on October 25, 2002, a representative of H3GM, on behalf of the Special Committee, requested that Offerors inform the Special Committee (i) of the formal structure of the buy-out proposal (with specific emphasis on whether the buy-out would be structured as a long-form merger or a tender offer followed by a short-form merger) and (ii) whether there were any circumstances under which Offerors would consider selling their shares in Landair.

     On October 28, 2002, the Special Committee met telephonically to discuss the selection of a financial advisor. At that meeting, the Special Committee elected to engage McDonald Investments Inc. (“McDonald Investments”) as its independent financial advisor.

     On October 29, 2002, representatives of BB&S, as counsel to Landair, met with H3GM, as counsel to the Special Committee regarding the questions posed by the Special Committee. At that meeting, representatives of BB&S indicated that, based on discussions they had with Offerors and Offerors’ legal counsel, Offerors may consider selling their shares in Landair if a financial advisor with significant experience in the trucking industry were engaged to solicit interest in a potential alternative transaction resulting in a sale of the entire company to a third party.

     In response to the questions posed by the Special Committee on October 25th, Offerors delivered on October 31, 2002 the following letter:

October 31, 2002

Special Committee Landair Corporation 430 Airport Road Greeneville, TN 37745

Gentlemen:

This letter is being written as a follow-up to our letter to the Board of Directors of Landair Corporation (“Landair”) dated October 10, 2002 and in response to questions that you asked of us through your counsel (Harwell Howard Hyne Gabbert & Manner, P.C.). On Friday, October 25, 2002, you requested that we inform you (i) whether we had determined the formal structure of the buy-out proposal described in our letter of October 10 (with specific emphasis on whether the buy-out would be structured as a tender offer followed by a short-

form merger) and (ii) whether there were any circumstances under which we would consider selling our shares in Landair.

With respect to the first question, we have not yet determined with certainty the formal structure through which we would propose acquiring the outstanding shares of common stock of Landair not already owned by our affiliates or us. In the interim, please inform us whether or not the Special Committee has determined that it will request or prefer a particular structure.

With respect to the second question, we believe that there may be circumstances under which we would consider selling our shares in Landair, and we have not precluded the possibility of our participating in an alternative transaction that could be closed expeditiously. However, this should not be construed as creating an obligation on our part to sell our shares.

We look forward to your early response.

Sincerely yours,

/s/ Scott M. Niswonger

Scott M. Niswonger

/s/ John A. Tweed

John A. Tweed

     On October 31, 2002, the Special Committee met telephonically to discuss the October 31, 2002 letter delivered by Offerors in response to the questions posed by the Special Committee. The Special Committee expressed a preference that the buy-out be structured as a tender offer pursuant to a merger agreement followed by a short-form merger because of the speed with which the transaction could be completed and the security provided to the minority shareholders of Landair through a merger agreement, though the Special Committee indicated that it would consider other structures for such a buy-out. The Special Committee also discussed engaging another financial advisor with significant experience in the trucking industry in order to perform a “market check.” The Special Committee directed H3GM to initiate discussions with Morgan Keegan & Company, Inc. (“Morgan Keegan”) about serving as a financial advisor to the Special Committee for the function of soliciting interest in a sale of the entire Company to a third party.

     On November 1, 2002, McDonald Investments delivered a due diligence list to BB&S, as counsel to Landair, requesting certain information regarding Landair and its business. On November 11, 2002, representatives of BB&S, as counsel to Landair, provided written materials in response to this request.

     On November 5, 2002, the Special Committee formally responded to Offerors’ October 31, 2002, letter by stating in a letter addressed to Offerors that it preferred that the buy-out proposal be structured as a tender offer pursuant to a merger agreement followed by a short-form merger, but that the Special Committee would consider other structures. ‘The Special Committee noted that it also would explore alternative transactions with third parties based upon Offerors’ willingness to consider selling their Shares.

     In several communications over the days following November 5, 2002, Offerors, directly and through their counsel HS&D, indicated to representatives of BB&S, as counsel to Landair, (i) that while Offerors were willing to consider, and in fact may also prefer, that the buy-out proposal be structured as a tender offer, they did not currently anticipate entering into a merger agreement with the Special Committee and/or Landair prior to commencing any such tender offer, and (ii) that they supported the efforts of the Special Committee in conducting a “market check” for third-party acquirors of Landair in connection with the Special Committee’s consideration and evaluation of the buy-out proposal, and that they would prefer that such a market check be conducted by an investment banking firm with significant experience in the trucking industry.

     On November 8, 2002, representatives of BB&S communicated with representatives of H3GM the Offerors’ responses to the Special Committee’s November 5th letter that are described above.

     After this November 8, 2002, communication, the Special Committee determined that it would continue to explore engaging Morgan Keegan as financial advisor to assist the Special Committee in soliciting interest in a potential alternative transaction that might result in a sale of all of Landair or its shares to a third party. The Special Committee negotiated terms of engagement with Morgan Keegan with the assistance of H3GM. These draft terms were reviewed by Landair officers, who suggested modifications to the terms of engagement with Morgan Keegan. After concurring with the suggestions of the Landair officers and reaching agreement with Morgan Keegan, the Special Committee formally entered into an engagement agreement with Morgan Keegan on November 14, 2002.

     On November 20, 2002, the Special Committee met telephonically with its legal and financial advisors to discuss the process for soliciting interest in a potential alternative transaction resulting in a sale of the entire company to a third party. The Special Committee authorized Morgan Keegan to contact the entities that Morgan Keegan believed, after consulting with and receiving input from the Special Committee, would be most likely to have an interest in, and the ability to complete, such a transaction. To alert potential acquirors, the Special Committee requested that Landair issue a press release that announced the engagement of Morgan Keegan to conduct a market check, and the press release was issued on November 27, 2002.

     On November 25, 2002, Offerors received a preliminary term sheet from First Tennessee Bank with respect to First Tennessee’s possible financing of Messrs. Tweed’s and Niswonger’s buy-out proposal. During the first two weeks of December 2002, Offerors negotiated the terms and conditions of a commitment letter with respect to such financing and on December 17, 2002, Offerors and Purchaser accepted a commitment offered by First Tennessee Bank, which is described in more detail in “The Offer. Section 10 — Source and Amount of Funds” in the Offer to Purchase.

     On November 26, 2002, Offerors confirmed through a letter to the Special Committee that while they had not made a definitive determination as to the structure of the buy-out proposal, if Offerors elected to structure the proposed buy-out as a tender offer, Offerors did not anticipate entering into a merger agreement with Landair in connection with such a tender offer.

     Additionally, Offerors indicated that while they had stated in their letter of October 31, 2002, that there may be circumstances under which they would consider selling their shares in Landair, they had not committed to such a course, and stated that any transaction in which the sale of the entire company was contemplated would be the province of the entire board of directors.

     On December 2, 2002, representatives of McDonald Investments met with Offerors and certain other executive officers of Landair as part of their due diligence review of the buy-out proposal. In performing its due diligence, McDonald Investments reviewed and discussed with Offerors and Landair executives information regarding Landair, including publicly available information about Landair, financial information and projections prepared by Offerors and Landair management pursuant to the buyout proposal. Also during the last week of November and the first week of December, representatives of Morgan Keegan communicated on numerous occasions with Offerors and other executive officers of Landair regarding information to be provided to potential acquirors in the market check.

     On December 5, 2002, the Special Committee met telephonically to discuss the progress of the market check being performed by Morgan Keegan and the due diligence being conducted by McDonald Investments. Morgan Keegan informed the Special Committee that a number of entities contacted had requested additional information regarding Landair’s business. The Special Committee directed Morgan Keegan to communicate to all potential acquirors that any material expressions of interest should be submitted by December 12, 2002.

     On December 13, 2002, the Special Committee met telephonically to discuss the progress of the market check. Morgan Keegan noted that, except for two potential acquirors that had requested additional time to evaluate an acquisition of Landair, all of the potential acquirors had declined to pursue the purchase of Landair. The Special Committee instructed Morgan Keegan to continue working with the remaining potential purchasers. On December 16, 2002, Morgan Keegan notified representatives of H3GM that there were no parties expressing any interest in further discussions regarding an acquisition of or other transaction with Landair.

     On December 17, 2002, after they entered into the First Tennessee Bank commitment with respect to the financing of Offerors’ buy-out proposal, Offerors delivered the following letter to the Special Committee:

December 17, 2002

Landair Corporation Special Committee of the Board of Directors 430 Airport Road Greeneville, Tennessee 37745

Dear Sirs:

The purpose of this letter is to notify you of the terms on which we propose to acquire the outstanding shares of common stock of Landair Corporation (the “Company”) not already owned by us or our affiliates (the “Proposal”). The principal terms of our Proposal are as follows:

1. Through Landair Acquisition Corporation, a corporation wholly-owned by us and our affiliates (“LAC”), we are prepared to make a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, including shares issuable upon exercise of currently outstanding options to purchase shares of common stock of Landair, at a net purchase price of $13.00 per share. Holders of options to purchase common stock of the Company having exercise prices per share of less than $13.00 would be permitted to exercise their options on the condition that LAC accepts their option shares for payment. The offer price of $13.00 per share represents a 25% premium to the closing price of the Company common stock on October 10, 2002, the last full trading day before the public announcement of our intention to purchase the shares of common stock of the Company not already owned by our affiliates or us.

2. Conditions to the tender offer will include, without limitation: (i) receiving tendered shares sufficient to permit LAC and its affiliates to own at least 90% of the outstanding common stock of the Company (assuming the exercise of all options with an exercise price of less than $13.00 per share) at the close of the tender offer; (ii) a special committee of independent members of the Company’s board of directors recommends that the Company’s shareholders accept the Offer and tender their shares in the Offer; and (iii) the availability to and receipt by LAC of all financing on terms and conditions satisfactory to LAC necessary to fund all financial obligations arising in connection with the tender offer and subsequent short-form merger (described below).

3. The conditions to the tender offer listed above will be waivable by LAC in whole or in part at any time in its sole discretion. However, in no event will we or LAC purchase shares in the tender offer if less than a majority of the outstanding shares of Company common stock, excluding shares beneficially owned by us, our affiliates and the executive officers and directors of the Company, are tendered in the tender offer.

4. Following the close of the tender offer, LAC will effect a short-form merger at a price equal to that offered in the tender offer that will result in LAC’s beneficial ownership of 100% of the issued and outstanding common stock of the Company.

5. In connection with the short-form merger described above, the Company would terminate the listing of its common stock on the Nasdaq National Market one business day prior to the effective time of such merger so as to provide any remaining Landair shareholders with statutory dissenters’ rights under Tennessee law.

6. Each outstanding option to acquire the Company’s common stock that is not conditionally exercised as described above will be acquired by LAC at the time of the short-form merger at a price equal to the difference between the tender offer price and the exercise price for such option.

7. The details of the tender offer will be embodied in a Tender Offer Statement to be filed with the SEC and delivered to the Company upon commencement of the tender offer.

The financing needed to complete the tender offer can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the “Commitment”), which, together with the capital that we have committed to contribute to LAC, will be sufficient to fund the tender offer. As a result of the Commitment and our agreed upon capital contribution, we believe LAC has the ability to complete the tender offer quickly and provide near-term liquidity for the Company’s shareholders.

We are available to discuss this Proposal with you immediately and to answer any questions that you may have. In seeking further information concerning our Proposal, or for any other matter, please call either of us or our legal advisor, Bill Argabrite of Hunter, Smith & Davis LLP (423-378-8829).

This letter should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

/s/ Scott M. Niswonger

Scott M. Niswonger

/s/ John A. Tweed

John A. Tweed

     In the several days following December 17, 2002, the respective counsel to the Special Committee, Landair and Offerors discussed the letter set forth above and particularly the conditions set forth therein.

     On December 18, 2002, the Special Committee met telephonically to discuss the Offerors’ letter and to receive a preliminary financial analysis of the Offerors’ proposed tender offer from McDonald Investments. On December 19, 2002, the Special Committee met in person at the offices of H3GM in Nashville, Tennessee, together with representatives of H3GM, Morgan Keegan (by telephone) and McDonald Investments. Morgan Keegan provided a summary of the market check process and results, which the Special Committee then considered and discussed. McDonald Investments provided an overview of its financial analysis of Landair and the terms of Offerors’ proposed tender offer. McDonald Investments’ analysis was prepared following completion of its due diligence and following meetings with Offerors and other officers and members of management of Landair. McDonald Investments’ analysis was used by the Special Committee as a basis for formulating its views towards the Offerors’ proposed tender offer. After discussing the Morgan Keegan market check and the McDonald Investments analysis, and after receiving input from the Special Committee’s legal and financial advisors, the Special Committee elected to attempt to negotiate with Offerors in order to increase the offer price.

     Later on December 19, 2002, the Special Committee and its counsel requested a meeting with representatives of Offerors and Landair. Mr. Tweed and his legal counsel along with a representative of Landair and its counsel met with a representative of the Special Committee, and the Special Committee’s legal and financial advisors at the offices of BB&S. The purpose of the meeting was to present to Offerors and Landair an update on the Special Committee’s analysis of the proposal contained in Offerors’ December 17, 2002 letter. At the meeting Landair and Offerors were informed that the market check conducted by Morgan Keegan had been completed and, as of the date of the meeting, there were no parties expressing any interest in further discussions regarding an acquisition of or other transaction with Landair.

     Additionally, the Special Committee and its advisors attempted to negotiate an increase in the offer price and other non-financial changes in the proposed terms. In the meeting, McDonald Investments gave a general overview of the basis for the Special Committee’s request that Offerors consider an increase in the offer price.

     Following this conference, on December 20, 2002, Offerors sent the following letter to the Special Committee:

Special Committee of the Board of Directors of Landair Corporation c/o Harwell Howard Hyne Gabbert & Manner 1800 AmSouth Center Nashville, TN 37238

Gentlemen:

Thank you for the update provided by Dr. Langley, and the legal and financial advisors to the Special Committee we received yesterday afternoon. We very much appreciate the time and care that is being exerted by the Special Committee and their advisors in performing the important roles that you have undertaken.

We have considered carefully the matters discussed yesterday. We have also considered your report that the “market check” performed by Morgan Keegan & Company has not produced any buyer interested in acquiring Landair at a price above $13.00.

This letter is based on the information available to us, including that discussed yesterday, and is in response to your suggestion that we consider an increase in the price we are willing to offer for the Landair shares that we do not own. John and I remain convinced at this time, as we were on October l0, that our $13.00 per share offer represents fair value to our shareholders.

Perhaps some background will serve to put our reaction in perspective. I have spent many years in the Greeneville community attempting to build a reputation as a businessman who treats his employees, customers and shareholders fairly, and who shares the benefit of successes achieved along the way with the community. To this end, when John and I decided on a price to offer our minority shareholders, we selected one that we believe reflects not only the intrinsic value of Landair, but one that would be perceived as being fair by our shareholders. We did not desire to start with a lower price and then be forced to raise it through a negotiating process. We wanted to be the ones to offer a fair price. We continue to believe that through our original $13.00 price, we achieved our goal.

Further, because our offer is structured in the form of a tender offer, our shareholders will be given the freedom to accept or reject our offer based on all available information. As we have indicated to you, our offer will contain a non-waivable condition that the offer be accepted by a majority of all outstanding shares (other than those owned by us and Landair executive officers and directors). We have also indicated to you that following the close of the tender offer, we will effect a short-form merger at a price equal to the $13.00 tender offer price, and that we intend to provide Landair’s remaining shareholders with dissenters’ rights under Tennessee law that will allow any dissatisfied shareholder to contest the fairness of the price. These additional procedural safeguards give us comfort that our offer will not be consummated unless it is not only fair, but is also perceived as such by the minority owners of Landair.

As we have indicated to you over the last several days, we intend to launch our tender offer on Monday, December 23, 2002, to allow shareholders to begin their consideration process. If the Special Committee receives additional information that it believes we should consider, we would of course welcome an opportunity to discuss with you any such information.

Thank you again for devoting your time and attention to this matter, especially during the holiday season.

Very truly yours,

/s/ Scott M. Niswonger

Scott M. Niswonger

     During its meeting with representatives of the Special Committee on December 19, 2002, representatives of Offerors and Landair discussed the issue of whether the final proposal should allow holders of stock options conditionally to tender their shares. Counsel for the Special Committee indicated that the Special Committee would prefer that option holders not be allowed conditionally to tender, as proposed in Offerors’ December 17, 2002 letter. The representatives of the Special Committee indicated that they believed that the tender offer process would more truly reflect the desires of the disinterested minority shareholders if option holders who had not exercised their options were not allowed to participate in the Offer. Offerors also considered the fact that the financial outlay at the time of the consummation of the Offer would be diminished, enhancing the likelihood that the First Tennessee Bank financing would be adequate to cover all shares tendered in the Offer. Offerors also considered the fact that the option holders could be “cashed out” in the short-form merger. Based on these discussions, all parties agreed that the Offer would not include the ability of option holders conditionally to tender their optioned shares.

     On December 23, 2002, the Offer was commenced.

     Later on December 23, 2002, the Special Committee met telephonically to discuss the terms of the Offer as set forth in the Schedule TO. The Special Committee also discussed the response of Offerors to the Special Committee’s attempt to negotiate a higher price. The Special Committee determined that it should wait to see if any additional response from Offerors would be received. The Special Committee agreed to meet again on December 30, 2002 or earlier as appropriate.

     On December 30, 2002, the Special Committee met telephonically to discuss actions the Special Committee might take in response to the Offer. The Special Committee noted that it had received no additional response from Offerors. The Special Committee concluded that Mr. Armstrong should contact Mr. Niswonger to again attempt to negotiate an increase in the offer price and other non-financial changes in the Offer.

     On January 3, 2003, Mr. Armstrong and Mr. Niswonger discussed the Offer by telephone. Mr. Armstrong attempted to persuade Mr. Niswonger to increase the offer price and make other changes in the Offer. Mr. Niswonger, after citing the issues set forth in his December 17, 2002 letter, ultimately declined to increase the offer price.

     On January 6, 2003, the Special Committee met telephonically to discuss the Offer. Representatives of H3GM reviewed the fiduciary duties of the Special Committee and reviewed in detail the terms and conditions of the Offer. Representatives of McDonald Investments discussed their financial analysis of the Offer and indicated to the Special Committee that it was their opinion that a $13.00 per share tender offer price was fair, from a financial point of view, to the shareholders of Landair other than Purchaser and Offerors. After full discussion of the terms of the Offer and the transactions contemplated by the Offer, including the consideration to be paid in the Offer and the conditions to the Offer, the Special Committee unanimously determined to recommend the Offer to the shareholders of Landair other than Purchaser and Offerors. The Special Committee requested that H3GM again attempt to persuade the Offerors to agree to other non-financial changes in the Offer. Following discussions between representatives of H3GM and representatives of BB&S, Offerors agreed to relinquish their ability to waive the Minimum Condition.

     On January 7, 2003, Landair issued a press release regarding the Special Committee’s recommendation of the Offer, a copy of which is attached as Exhibit (a)(8).

Reasons for the Recommendation of the Special Committee

     In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of Landair and the advice of its financial and legal advisors.

     In reaching its recommendations described above in paragraph (a) of this Item 4, the Special Committee considered a number of factors, including the following:

     Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the Shares. In particular, the Special Committee considered that the $13.00 per Share Offer Price represents (i) a premium of 25% when compared to the closing price of $10.40 per Share on October 10, 2002, the last full trading day before the public announcement of Offerors’ proposal to acquire the Shares (the “Purchaser Announcement”), (ii) a premium of 46% when compared to $8.90, the average price per Share (as adjusted for a 3:2 split of the Shares on September 10, 2002 (the “Stock Split”)) for the 52 week period immediately prior to the Purchaser Announcement date, (iii) a premium of 178% when compared to $4.67, the lowest Share price (as adjusted for the Stock Split) for the 52 weeks immediately prior to the Purchaser Announcement date, and (iv) a premium of 31% when compared to $9.91, the three month average price immediately prior to the Purchaser Announcement date. In addition, the Special Committee considered that every Landair shareholder purchased their Shares at a price less than $13.00 per share.

     Market Check. The Special Committee also considered the results of a “market check” that was conducted by Morgan Keegan at the request of the Special Committee following confirmation from Offerors that there may be circumstances under which Offerors would consider selling their Shares. The purpose of the market check was to solicit interest in a potential alternative transaction that would result in a sale of the entire company to a third party. The Special Committee attempted to structure its engagement of Morgan Keegan to provide Morgan Keegan with a material financial incentive to identify potential acquirors. See “Item 5. Persons/Assets Retained, Employed, Compensated or Used.” Interest was solicited through the issuance of a press release announcing the engagement of Morgan Keegan to conduct a market check. Furthermore, from November 20, 2002, through December 16, 2002, Morgan Keegan contacted twenty-one entities that, based upon the judgment and experience of Morgan Keegan, were considered potential acquirors of all of the Shares of Landair. Some of these potential acquirors showed little or no interest, while all other potential acquirors contacted by Morgan Keegan, after engaging in various levels of diligence and receiving information about Landair from Morgan Keegan, ultimately indicated that they would not be interested in acquiring all of the Shares at a price greater than the Offer Price or at all.

     McDonald Investments Fairness Opinion and Analysis. The Special Committee considered the Fairness Opinion of McDonald Investments (the “Fairness Opinion”), dated January 6, 2003, that based upon and subject to the assumptions and limitations described in the Fairness Opinion, the cash consideration to be received by the holders of Shares, other than Purchaser and Offerors, pursuant to the Offer was fair, from a financial point of view, to such holders. The Special Committee also considered the overviews provided by McDonald Investments to the Special Committee at meetings of the Special Committee held on December 19, 2002, and January 6, 2003, where McDonald Investments provided its analysis of the financial terms of the Offer and its valuation analysis of Landair. A summary of the Fairness Opinion and the factors considered in giving the Fairness Opinion is set forth in paragraph (c) of this Item 4 (the “Fairness Opinion Summary”). A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by McDonald Investments is attached as Annex A to this Statement. Shareholders are urged to read the Fairness Opinion Summary and the Fairness Opinion carefully and in their entirety.

     Offer Price. The Special Committee concluded, based on its negotiations with Purchaser, that the Offer Price represented the highest price that Purchaser would be willing to pay in acquiring the Shares at this time. This determination was the result of the Special Committee’s attempts to negotiate with Purchaser to obtain the highest possible price.

     Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a Merger, without a merger agreement. The Special Committee considered that the cash tender offer enabled the shareholders of Landair the opportunity to obtain cash for all of their Shares at the earliest possible time, while Purchaser still was obligated by the terms of the Offer to complete the Merger and pay the same consideration for Shares received in the Merger as paid for Shares tendered in the Offer.

     Possible Decline in Market Price of Common Stock. The Special Committee considered the possible trading prices of the Shares if Purchaser were to withdraw its Offer or if the Offer were rejected. The Special Committee concluded that the trading value of the Shares may decline from current levels as a result of the withdrawal or rejection of the Offer. The Special Committee also considered the possibility that if Purchaser were to withdraw its Offer or if the Offer were rejected and Landair remained a publicly-owned corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share price to be received by shareholders in connection with the Offer and the Merger.

     The Special Committee also believes that the Offer and Merger are procedurally fair to the Unaffiliated Shareholders in light of the following factors:

     Special Committee Formation and Negotiations. The Special Committee considered the fact that the Offer and the transactions contemplated thereby were the product of the Special Committee’s attempts to negotiate with Purchaser. The Special Committee also considered the fact that none of its members were employed by or affiliated with Landair or Purchaser (except in their capacities as non-employee directors of Landair), and none of its members has any agreement or promise of a future benefit from Purchaser or Offerors.

     Individual Determination. Although the Offer and the Merger are not structured to require formal approval by shareholder vote of the majority of the Unaffiliated Shareholders, the Landair shareholders can determine independently and without influence whether to tender their Shares in the Offer and the Offer is subject to the Minimum Condition and the Majority of the Minority Condition.

     Minimum Condition. The Special Committee considered that neither the Minimum Condition nor the Majority of the Minority Condition is waivable by Purchaser, so that the Offer will in all events be conditioned upon a majority of the Unaffiliated Shareholders having accepted the Offer and tendered their Shares.

     Availability of Dissenters’ Rights. The Special Committee also considered the fact that dissenters’ rights of appraisal will be available to the Landair shareholders under the TBCA in connection with the Merger.

     Independent Financial Advisor and Legal Counsel. The Special Committee had the benefit of advice from an independent and experienced financial advisor who reviewed and evaluated the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

     In addition to the foregoing factors, which the Special Committee considered as supporting the Offer, they also considered the following countervailing factors:

     Conditions to Consummation. The Special Committee considered that Purchaser’s obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived or deemed satisfied at the discretion of Purchaser (as set forth in “The Offer. Section 11 — Certain Conditions of the Offer” in the Offer to Purchase). If these conditions are not met or waived, then the Purchaser will not be obligated to complete the Offer.

     Financing Contingency. Offerors have obtained a financing commitment from First Tennessee Bank to provide Purchaser with up to $25 million in debt financing in connection with the Offer. Offerors have agreed to contribute any additional cash necessary to fund Purchaser’s acquisition of all Shares tendered in the Offer. The Special Committee considered that the Offer is conditioned upon receipt by Purchaser of the funds committed by First Tennessee Bank and the possibility that Purchaser will not obtain such funds due to various conditions in the commitment letter not being met. The Special Committee also considered that neither it nor the Landair shareholders have the contractual right to require Offerors to contribute the additional funds. See “The Offer. Section 10 — Source and Amount of Funds” in the Offer to Purchase.

     Potential Conflicts of Interest. The Special Committee considered the interests of certain Landair executives and directors in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

     Lack of a Merger Agreement. The Special Committee considered that the lack of a merger agreement or similar agreement would prohibit Landair from bringing suit for breach of contract against Purchaser in the event Purchaser were to fail to uphold any of its obligations described in the Offer. The Special Committee concluded that the lack of a merger agreement or similar agreement would not prevent it from recommending the Offer because, among other reasons, (i) if Purchaser were to purchase Shares in the Offer but then fail to consummate the Merger, shareholders (or a governmental entity) could bring suit for breach of the terms of the Offer, for incorrect or incomplete disclosure, or other similar claims, and (ii) Landair is not subject to various restrictions and obligations often contained in a merger agreement or similar agreement including, without limitation, a termination fee and “no shop” provisions. Accordingly, the Special Committee considered that the Company would not be prohibited from entertaining offers from potential acquirors after making a recommendation.

     Future Prospects of Landair. The Special Committee also considered the fact that, assuming the Merger is completed, all holders of the Shares (except for Purchaser) whose Shares are purchased in the Offer will not participate in the future growth of Landair. Because of the risks and uncertainties associated with Landair’s future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. The Special Committee concluded that obtaining a cash premium for the Shares now could be preferable to enabling the holders of Shares to have a speculative potential future return.

     Shareholder Litigation. The Special Committee considered the allegations made in the shareholder litigation, but concluded that the allegations are without merit. The members of the Special Committee recognized that as individual defendants in the litigation they had a potential interest in settling the litigation as a condition to the Offer. Nevertheless, the Special Committee did not request that such a settlement be included as a condition to the Offer so that the shareholders could be paid for their Shares quickly and still retain the right to obtain additional funds in the event the plaintiffs are successful in their litigation. See “Item 8. Additional Information to be Furnished – Shareholder Litigation.”

     Taxable Transaction. The Special Committee considered that the Offer could result in a taxable gain to the Landair shareholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event.

     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that Landair shareholders tender their Shares in the Offer.

     (c)     Summary of the Financial Analysis and Opinion of Financial Advisor

     On January 6, 2003, the Special Committee requested an opinion from McDonald Investments as to the fairness, from a financial point of view, of the Offer Price to the holders of Shares, other than Purchaser or Offerors. On that same day, McDonald Investments delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated January 6, 2003, to the effect that, as of that date, and based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the consideration to be received in the Offer and the Merger, considered as a single transaction (the “Consideration”) was fair, from a financial point of view, to the holders of Shares, other than Purchaser and Offerors.

     The full text of McDonald Investments’ written opinion, dated January 6, 2003, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by McDonald Investments in connection with the opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. McDonald Investments’ opinion was provided for the information of the Special Committee in its evaluation of the Consideration from a financial point of view. McDonald Investments’ opinion does not address any other aspect of the Offer or any related transaction. The opinion is limited to the fairness, from a financial point of view, of the Consideration and is not intended to be and does not constitute a recommendation to any holder of Shares as to whether or not to tender Shares in the Offer or as to any other matters relating to the Offer. Landair shareholders are urged to read the opinion in its entirety. The summary of McDonald Investments’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, McDonald Investments reviewed, among other things: (i) the Offer to Purchase, including the exhibits and schedules thereto; (ii) a draft, dated December 17, 2002, of the Company’s Solicitation and Recommendation Statement on Schedule 14D-9 with respect to the Offer; (iii) certain publicly available information concerning the Company, including its Annual Reports on Form 10-K for each of the years in the four year period ended December 31, 2001, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002 and its Current Reports on Form 8-K filed August 14, 2002 and November 1, 2002; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to McDonald Investments by the Company for purposes of analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Company’s Common Stock; (vi) certain publicly available information with respect to certain other companies that McDonald Investments believes to be comparable to the Company and the trading markets for certain of such other companies’ securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that McDonald Investments considers relevant to its inquiry. McDonald Investments also considered the results of a process undertaken by the Company through Morgan Keegan & Company, Inc., one of its financial advisors, through which indications of interest were solicited from potential acquirors during the period from November 14, 2002, through December 19, 2002, and met with certain officers and employees of the Company to discuss its business and prospects, as well as other matters McDonald Investments believes relevant to its inquiry.

     In its review and analyses and in arriving at its opinion, McDonald Investments assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all financial and other information and data publicly available or furnished to, discussed with or otherwise reviewed by or for it. McDonald Investments further relied upon the assurances of management of Landair that they are not aware of any facts that would make any of such information inaccurate or misleading. McDonald Investments did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Landair, nor did McDonald Investments make any physical inspection of the properties or assets of Landair. With respect to financial forecasts, McDonald Investments was advised by the management of Landair and assumed that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Landair as to the future financial performance of Landair. McDonald Investments expresses no view with respect to such projections and other information or the assumptions on which they are based.

     McDonald Investments’ opinion necessarily is based upon industry, market, general business and economic, financial and other conditions disclosed to it as they exist and can be evaluated on the date of the opinion, and McDonald Investments assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of the opinion.

     In evaluating the Consideration, McDonald Investments performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by McDonald Investments. The preparation of a fairness opinion and the related analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion and the related analyses are not readily susceptible to summary description. Accordingly, McDonald Investments believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In addition, some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses of McDonald Investments, the tables must be read together with the full text of each summary.

     In its analyses, McDonald Investments considered industry, market, general business and economic, financial and other conditions and other matters existing as of the date of its analyses and opinion, many of which are beyond the control of McDonald Investments and Landair. No company, transaction or business considered in those analyses as a comparison is identical to Landair or the proposed Offer, and an evaluation of those analyses is not entirely mathematical.

Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     McDonald Investments’ opinion was among many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee with respect to the Consideration or the Offer.

     Historical Stock Trading Analysis. McDonald Investments reviewed the historical performance of Landair common stock based on an historical analysis of closing prices and trading volumes for the one-month, three-month, six-month, twelve-month, and two-year periods prior to the Offer Date (i.e. October 11, 2002). McDonald Investments also analyzed the closing prices and trading volume for Landair common stock since the Company’s spin-off from Forward Air Corporation on September 23, 1998. McDonald Investments noted that the average closing price for Landair common stock (as adjusted for the Stock Split) over these periods ranged from $4.72 to $10.29, with the lowest average closing price (as adjusted for the Stock Split) being the average since the spin-off and the highest average closing price being the one month average.

     The following chart summarizes these prices (as adjusted for the Stock Split) and volume of trading of Landair common stock.

LANDAIR, INC.

SUMMARY OF PRICE AND VOLUME – SINCE SPIN-OFF

		AVERAGE	DAILY CLOSE
	AVERAGE	DAILY
PERIOD	CLOSE	VOLUME	HIGH	LOW

Latest Month	$10.29	7,736	$11.20	$9.91
Last 3 Months	9.91	7,562	11.20	9.30
Last 6 Months	10.12	6,482	11.40	9.30
Last 12 Months	8.90	7,250	11.40	4.67
Last 2 Years	6.16	6,018	11.40	2.33
Since Spin-Off	4.72	15,566	11.40	2.04

     McDonald Investments also reviewed the distribution of the closing prices (as adjusted for the Stock Split) of Landair common stock for the prior one year and two year periods as well as the period since the Company’s spin-off from Forward Air Corporation.

	TRADING VOLUME AT	TRADING DAYS AT
	OR BELOW $13.00	OR BELOW $13.00
PRIOR PERIOD	CONSIDERATION	CONSIDERATION

One Year	100.0%	100.0%
Two Year	100.0%	100.0%
Since Spin-Off	100.0%	100.0%

     Premiums Paid Analysis. Using publicly available information, McDonald Investments conducted three premiums paid analyses. In the first analysis, McDonald Investments reviewed several publicly disclosed combination transactions in the trucking industry. Specifically, each of the selected transactions: (i) involved a U.S. public company in SIC 4213 (Trucking, Except Local); (ii) was announced since January 1, 2000; (iii) had an enterprise value greater than $75.0 million; and (iv) had a publicly disclosed value. These transactions were chosen based on Landair’s participation in the trucking industry, the comparable size of the transactions and the recent period in which the transactions were completed.

TARGET	ACQUIROR

Motor Cargo Industries, Inc.	Union Pacific Corp.
Arnold Industries, Inc.	Roadway Corp.
Kenan Transport Co.	Advantage Management Group
M.S. Carriers Inc.	Swift Transportation Co.
American Freightways Corp.	FedEx Corp.
KLLM Transport Services, Inc.	High Road Acquisition Corp.

     For each of the target companies involved in the transactions, McDonald Investments examined the closing stock price one day, five days and thirty days prior to announcement of the transaction in order to calculate the median premium paid over the target’s closing stock price at those points in time.

PERIOD PRIOR TO ANNOUNCEMENT	MEDIAN PREMIUM

One Day	38.8%
Five Days	49.1%
Thirty Days	51.4%

     In addition, McDonald Investments conducted an analysis of the premiums paid in fifty transactions not exclusive to the trucking industry that were similar in size to the proposed Landair transaction. Each of the transactions: (i) closed in 2002; (ii) involved a U.S. target company; (iii) had an enterprise value between $75.0 and $150.0 million; and (iv) had a publicly disclosed value.

     For each of the target companies, McDonald Investments examined the closing stock price one day, five days and thirty days prior to announcement of the transaction in order to calculate the median premium paid over the target’s closing stock price at those points in time. McDonald Investments also evaluated performance-adjusted premiums for the same fifty transactions. Performance adjusted premiums equal the announced thirty day premium plus the target company’s stock performance in the twelve month period ending thirty days prior to the announcement. McDonald Investments performed this analysis to account for Landair’s price appreciation in the equity markets over the past twelve months prior to the offer and the offer’s premium over the thirty day stock price.

PERIOD PRIOR TO ANNOUNCEMENT	MEDIAN PREMIUM

One Day	35.8%
Five Days	44.0%
Thirty Days	46.0%
Performance Adjusted	65.7%

     In addition, McDonald Investments calculated the premium of the $13.00 consideration that Landair’s shareholders would receive in the Offer to Purchase to the closing prices for Landair’s common stock for the periods one day, five days and thirty days prior to the announcement date of October 11, 2002. McDonald Investments also calculated the performance adjusted premium, as defined above, for the Offer to Purchase.

IMPLIED
PERIOD PRIOR TO ANNOUNCEMENT	PREMIUM

One Day	25.0%
Five Days	31.0%
Thirty Days	26.2%
Performance Adjusted	87.9%

     Comparable Public Company Analysis. McDonald Investments reviewed and compared the financial performance of Landair to the financial performance of seventeen publicly traded, U.S. based trucking companies that McDonald Investments considered to be comparable to Landair. The comparable companies included:

– Boyd Brothers Transportation Inc.	– P.A.M. Transportation Services, Inc.
– Cannon Express Inc.	– Patriot Transportation Holdings, Inc.
– Celadon Group, Inc.	– Smithway Motor Xpress Corp.
– Covenant Transport, Inc.	– Swift Motor Co., Inc.
– Forward Air Corporation	– Transport Corporation of America, Inc.
– Heartland Express, Inc.	– USA Truck, Inc.
– J.B. Hunt Inc.	– U.S. Xpress Enterprises, Inc.
– Knight Transportation, Inc.	– Werner Enterprises, Inc.
– Landstar System, Inc.

     McDonald Investments calculated the ratio of each comparable company’s enterprise value to that company’s sales, EBIT and EBITDA for its latest twelve months. McDonald Investments then applied the median of each of those ratios to Landair’s sales, EBIT and EBITDA for the latest twelve months to calculate an implied enterprise value for Landair Corporation. These calculations resulted in the following implied enterprise values, as compared to the Offer to Purchase of $102,400.

	MEDIAN	IMPLIED
	COMPARABLE	ENTERPRISE
COMPARABLE PUBLIC COMPANIES	MULTIPLE	VALUE

Multiple of Sales	0.7x	$70,104
Multiple of EBIT	14.7x	114,818
Multiple of EBITDA	6.1x	104,576

     No company utilized in the comparable public company analysis is identical to Landair. McDonald Investments made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Landair.

     Discounted Cash Flow Analysis. McDonald Investments analyzed various financial projections prepared by the management of Landair for the years 2003 through 2007 and performed a discounted cash flow analysis of Landair based on these projections. A discounted cash flow analysis is a methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. The discounted cash flow analysis was conducted by estimating Landair’s weighted average cost of capital at 11.85%. McDonald Investments estimated Landair’s weighted average cost of capital by performing analyses consistent with the Capital Asset Pricing Model. In its analyses McDonald Investments applied the median unlevered beta of 0.66 for the trucking comparable group (this group consists of those companies specified in the Comparable Public Company Analysis) and a median target debt to capital ratio of 10.0%. Using 11.85% as the estimate of cost of capital, McDonald Investments calculated the present value of free cash flows for each of the 2003 through 2007 years and the present value of the terminal value of Landair (the calculated value of Landair at the end of the projection period). McDonald Investments calculated the terminal value in year 2007 based upon a perpetual growth rate of 2.5%. McDonald Investments then calculated the enterprise value of Landair to be $79,187 by adding together the present values of free cash flows for each of 2003 through 2007 and the present value of the terminal value of Landair.

     In addition, McDonald Investments conducted a sensitivity analysis as part of its Discounted Cash Flow Analysis. Using a range of estimated costs of capital (10.85% — 12.85%) and a range of perpetual growth rates (1.5% — 3.5%), McDonald Investments determined the implied enterprise value range to be $67,100 to $97,900, as compared to the Offer to Purchase of $102,400.

     Comparable Merger & Acquisition Analysis. Using publicly available information, McDonald Investments reviewed transactions in the trucking industry. Specifically, each of the selected transactions: (i) involved a U.S. public company in SIC 4213 (Trucking, Except Local); (ii) was announced since January 1, 2000; (iii) had an enterprise value greater than $75.0 million; and (iv) had a publicly disclosed value. These transactions were chosen based on Landair’s participation in the trucking industry, the comparable size of the transactions and the recent period in which the transactions were completed.

TARGET	ACQUIROR

Motor Cargo Industries, Inc.	Union Pacific Corp.
Arnold Industries, Inc.	Roadway Corp.
Kenan Transport Co.	Advantage Management Group
M.S. Carriers Inc.	Swift Transportation Co.
American Freightways Corp.	FedEx Corp.
KLLM Transport Services, Inc.	High Road Acquisition Corp.

     For each of the transactions that it reviewed, McDonald Investments calculated the ratio of the enterprise value of the transaction to the target company’s latest twelve month sales, EBIT and EBITDA. McDonald Investments applied the median of these transaction multiples to Landair’s sales, EBIT and EBITDA, to calculate an implied enterprise value for Landair Corporation. These calculations resulted in the following implied enterprise values, as compared to the Offer to Purchase of $102,400.

	MEDIAN	IMPLIED
	TRANSACTION	ENTERPRISE
COMPARABLE M&A TRANSACTION	MULTIPLE	VALUE

Multiple of Sales	0.8x	$81,138
Multiple of EBIT	10.5x	81,995
Multiple of EBITDA	5.5x	94,018

     Conclusion. The summary set forth above describes the principal elements of the overview made by McDonald Investments to the special committee on January 6, 2003. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the opinion is not readily susceptible to summary description. Each of the analyses conducted by McDonald Investments was carried out in order to provide a different perspective on the Offer to Purchase and add to the total mix of information available.

McDonald Investments did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, McDonald Investments considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. McDonald Investments did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, McDonald Investments believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, McDonald Investments made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by McDonald Investments are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

     Miscellaneous. Under the terms of the engagement letter dated October 28, 2002, the Special Committee of the board of directors of Landair agreed to cause Landair to pay McDonald Investments an advisory fee of $50,000 and an opinion fee of $150,000, which opinion fee was payable when McDonald Investments delivered its fairness opinion to the Special Committee. The Special Committee also agreed to cause Landair to reimburse McDonald Investments for reasonable and documented out-of-pocket expenses, and to indemnify McDonald Investments and related persons against liabilities in connection with its engagement, including liabilities under federal securities laws. The terms of the fee arrangement with McDonald Investments were negotiated at arm’s-length between the Special Committee and McDonald Investments.

     In the ordinary course of business, McDonald Investments may actively trade the securities of Landair for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

     McDonald Investments, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected McDonald Investments based on its experience in similar transactions and its reputation in the brokerage and investment communities.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Special Committee entered into the McDonald Engagement Letter with McDonald Investments pursuant to which the Special Committee engaged McDonald Investments to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the McDonald Engagement Letter, McDonald Investments agreed to act as a financial advisor to the Special Committee and, if requested, render an opinion to the Special Committee with regard to the fairness of the Offer Price, from a financial point of view, to Landair’s shareholders, other than Purchaser and its affiliates. In connection with the McDonald Engagement Letter, Landair agreed to pay McDonald Investments certain fees and reimburse McDonald Investments for certain expenses as described above under “Summary of the Financial Analysis and Opinion of Financial Advisor.” In addition, Landair has agreed to indemnify McDonald Investments against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     The Special Committee also entered into an engagement letter with Morgan Keegan, dated November 14, 2002 (the “Morgan Keegan Engagement Letter”), pursuant to which the Special Committee engaged Morgan Keegan to perform a “market check” in order to solicit interest in a possible business combination involving Landair and an acquiror other than Purchaser or Offerors. In connection with the Morgan Keegan Engagement Letter, Landair agreed to pay Morgan Keegan a non-refundable retainer of $25,000. Additionally, in the event a business combination with an acquiror other than Purchaser or Offerors were consummated, Landair agreed to pay to Morgan Keegan a transaction fee equal to (i) 4% of the transaction consideration (as defined in the Morgan Keegan Engagement Letter) in excess of $13.00 per Share (for transaction consideration between $13.00 and $15.00 per Share), plus (ii) 8% of the transaction consideration in excess of $15.00 per Share, payable upon consummation of the transaction. Landair also agreed to pay to Morgan Keegan a fee of $50,000 in the event a third party acquiror submitted a formal offer or written indication of interest and the Purchaser or Offerors thereafter increased their offer to an amount equal to greater than the third party’s offer. In addition, Landair also agreed to reimburse Morgan Keegan for reasonable out-of-pocket expenses (including fees and expenses of counsel) incurred in connection with the Offer. Landair agreed to indemnify Morgan Keegan and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement.

     Purchaser has retained MacKenzie Partners, Inc. as its information agent in connection with the Offer. The information agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The information agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the information agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

     Purchaser has retained SunTrust Bank to act as the depositary in connection with the Offer. Purchaser will pay the depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

     Except as set forth above, neither Landair nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Landair concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past sixty days no transaction in the Common Stock has been effected by Landair or, to the best knowledge of Landair, by any executive officer, director, affiliate or subsidiary of Landair (other than in the ordinary course of business in connection with Landair’s employee benefit plans).

     To the best knowledge of Landair, to the extent permitted by applicable securities laws, rules or regulations, all of Landair’s directors and executive officers currently intend to tender pursuant to the Offer all shares of Common Stock held of record or beneficially owned by them (other than shares of Common Stock issuable upon the exercise of options).

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth herein, Landair is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving Landair or any subsidiary of Landair, (ii) a purchase, sale or transfer of a material amount of assets by Landair or any subsidiary of Landair, (iii) a tender offer for or other acquisition of securities by or of Landair, or (iv) any material change in the present capitalization or dividend policy of Landair.

     Except as set forth herein, there are no transactions, board of directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Financial Forecasts

     Landair provided to McDonald Investments certain non-public business and financial information in connection with its analysis of Landair as described in Item 4. “The Solicitation or Recommendation – Background of the Transaction; Reasons for the Special Committee’s Recommendation.” The summary description of this information in “Special Factors – Landair Financial Projections” of the Offer to Purchase is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

     Tennessee Business Corporation Act (the “TBCA”)

     Landair is incorporated under the laws of the State of Tennessee

     Merger. If, pursuant to the Offer, Purchaser acquires Shares which, together with Shares beneficially owned by Purchaser and its affiliates, constitute at least 90% of the outstanding Shares, Offerors currently intend to transfer (and cause any such affiliates to transfer) the Shares owned by Offerors and any such affiliates to Purchaser to permit Purchaser to consummate a “short-form” merger pursuant to Section 48-21-105 of the TBCA. Section 48-21-105 of the TBCA provides that if Purchaser owns at least 90% of the outstanding Shares of Landair, Purchaser may merge Landair into itself. In order to accomplish the Merger, (i) the board of directors of Purchaser must adopt a plan of merger, (ii) Purchaser must mail a copy of the plan of merger to each remaining shareholder of Landair, and (iii) Purchaser must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month after the date that the plan of merger was mailed to the remaining shareholders of Landair. Under Section 48-21-105 of the TBCA, such a merger of Landair with Purchaser would not require the approval or any other action on the part of the board of directors, the special committee or the shareholders of Landair. Purchaser intends to effect the Merger without a meeting of holders of Shares. The Merger is currently expected to occur approximately one month after completion of the Offer.

     If, after the Offer is completed but prior to consummation of the Merger, the aggregate beneficial ownership by Offerors and their affiliates, including Purchaser, of the outstanding Shares should fall below 90% due for any reason, Purchaser has indicated that it may decide to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Purchaser has indicated that any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price.

     Dissenters’ Rights. Shareholders do not have the right to dissent in connection with the Offer. However, if the Merger is consummated, any shareholder who (i) did not vote his, her or its Shares in favor of the Merger, and (ii) has properly demanded from Landair, as the surviving corporation of the Merger, payment for his, her or its Shares and has deposited such Shares with Landair in accordance with Chapter 23 of the TBCA shall be entitled to receive, in lieu of the Merger consideration, the amount estimated by Landair to be the fair value of such Shares, plus accrued interest. For a description of the dissenters’ rights applicable to the Merger, see “The Offer. Section 9 — Merger; Dissenters’ Rights; Rule 13e-3” of the Offer to Purchase.

     Tennessee Business Combination Act. In general, the Tennessee Business Combination Act is an anti-takeover Act that prevents an “Interested Shareholder” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Tennessee corporation from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with such corporation for five years following the date such person became an Interested Shareholder unless certain conditions, such as approval from the board of directors of the corporation prior to the Business Combination, are met. The Tennessee Business Combination Act does not apply to any shareholder who became an interested shareholder at a time when the corporation was not publicly held. Offerors and Purchaser believe that the Tennessee Business Combination Act’s restrictions do not apply to this Offer or the proposed Merger.

     Shareholder Litigation

     Offerors, Landair, and the non-Offeror directors of Landair, including each member of the Special Committee, have been named as defendants in three separate lawsuits brought by three individual shareholders of Landair. Two of the lawsuits were filed in the Tennessee Circuit Court in Greene County on October 11, 2002, and one of the lawsuits was filed in the Tennessee Circuit Court in Greene County on October 14, 2002. The complaints generally allege that:

•	the directors breached their fiduciary duties as a result of the Offer;

•	the Offer Price is inadequate;

•	the defendants are not acting in good faith towards Landair’s public shareholders;

•	Offerors are engaging in unfair self-dealing, with the acquiescence of the non-Offeror directors; and

•	that the Offer is a product of the conflict of interest between Offerors and Landair’s public shareholders.

     The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Offer. Offerors and Purchaser have stated in the Offer that they believe that these lawsuits are without merit and intend to defend against them vigorously. On December 30, 2002, Offerors filed a response that they did not oppose the plaintiff’s joint motion to consolidate the lawsuits.

ITEM 9. EXHIBITS.

Exhibit	Description

(a)(1)	Offer to Purchase, dated December 23, 2002 (incorporated by reference to Exhibit (a)(1)(i) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(5)	Press Release issued by Landair on October 11, 2002, announcing the receipt of the buy-out proposal (incorporated by reference to Exhibit (a)(1)(vii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(6)	Press Release issued by Landair on November 27, 2002, announcing the engagement of financial advisors by the Special Committee (incorporated by reference to Exhibit (a)(1)(viii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(7)	Press Release issued by Landair on December 17, 2002 announcing the receipt of the proposal to initiate the tender offer (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed on December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(a)(8)	Press Release issued by Landair on January 7, 2003 announcing the Special Committee’s recommendation of the Offer (filed herewith).

(a)(9)	Opinion of McDonald Investments Inc., dated January 6, 2003 (included as Annex A to this Schedule 14D-9).

(a)(10)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair, et al., filed in the Tennessee Circuit court for Greene County on October 11, 2002 (incorporated by reference to Exhibit (a)(5)(i) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(11)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair, et al., filed in the Tennessee Circuit court for Greene County on October 11, 2002 (incorporated by reference to Exhibit (a)(5)(ii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(a)(12)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair, et al., filed in the Tennessee Circuit court for Greene County on October 14, 2002 (incorporated by reference to Exhibit (a)(5)(iii) to Purchaser’s Schedule TO, filed on December 23, 2002).

(e)(1)	Transition Services Agreement between Landair and Forward Air Corporation (incorporated by reference to Exhibit 10.1 to Landair’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(e)(2)	First Amendment to the Transition Services Agreement, dated as of February 4, 2000 between Landair and Forward Air Corporation (incorporated herein by reference to Exhibit 10.1 to Landair’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).

(e)(3)	Second Amendment to the Transition Services Agreement, dated as of December 31, 2001 between Landair and Forward Air Corporation (incorporated herein by reference to Exhibit 10.16 to Landair’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).

(e)(4)	Tax Sharing Agreement between Landair and Forward Air Corporation (incorporated by reference to Exhibit 10.3 to Landair’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(e)(5)	Sublease Agreement between Landair and Forward Air Corporation, dated as of September 22, 1998 (incorporated by reference to Exhibit (d)(13) to Purchaser’s Schedule TO, filed on December 23, 2002).

(e)(6)	Services and Lease Agreement between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002 (incorporated by reference to Exhibit (d)(14) to Purchaser’s Schedule TO, filed on December 23, 2002).

(e)(7)	Portions of the 2002 Annual Meeting Proxy Statement (filed herewith).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

/s/ Matthew J. Jewell Name: Matthew J. Jewell Title: GENERAL COUNSEL

Dated: January 7, 2002

ANNEX A

[MCDONALD INVESTMENTS INC. LETTERHEAD]

January 6, 2003

PERSONAL AND CONFIDENTIAL

Special Committee of the Board of Directors
Landair Corporation
430 Airport Road
Greeneville, TN 37745

Members of the Special Committee:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Common Stock, $0.01 par value (the “Common Stock”), of Landair Corporation (the “Company”), other than Landair Acquisition Corporation (“Landair Acquisition”), Scott M. Niswonger or John A. Tweed (Mr. Niswonger and Mr. Tweed are referred to herein, collectively, as the “Offerors”), of the Consideration (as hereinafter defined) to be received pursuant to the Offer (as defined below) made by Landair Acquisition and the Offerors and the related Merger (as defined below), considered as a single transaction.

     Upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 and the related letter of transmittal, each as amended or supplemented through the date hereof (together, the “Offer to Purchase”), which form part of the related Schedule TO filed by the Offerors, the Offerors have commenced an offer (the “Offer”), through Landair Acquisition to purchase all outstanding shares of the Common Stock at a price of $13.00 per share (the “Offer Price”). The Offer to Purchase further provides that the Offerors intend, as soon as possible following consummation of the Offer, to effect a merger between the Company and Landair Acquisition (the “Merger”) pursuant to which each outstanding share of Common Stock not owned by Offerors (other than shares held by the Company’s shareholders who dissent from the Merger and perfect their dissenters rights under the Tennessee Business Corporation Act) or acquired in the Offer would be converted into the right to receive in cash an amount per share equal to the Offer Price (the “Merger Price,” and collectively with the Offer Price, the “Consideration”).

     McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with Mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Offer to Purchase, including the exhibits and schedules thereto; (ii) a draft, dated December 17, 2002, of the Company’s Solicitation and Recommendation Statement on

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Schedule 14d-9 with respect to the Offer; (iii) certain publicly available information concerning the Company, including its Annual Reports on Form 10-K for each of the years in the four year period ended December 31, 2001, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002 and its Current Reports on Form 8-K filed August 14, 2002 and November 1, 2002; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Company’s Common Stock; (vi) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies’ securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered the results of a process undertaken by the Company through Morgan Keegan & Company, Inc., one of its financial advisors, through which indications of interest were solicited from potential acquirors during the period from November 14, 2002 through December 19, 2002, and met with certain officers and employees of the Company to discuss its business and prospects, as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not been engaged to, and have not independently attempted to, verify any of such information. We have not been engaged to assess the reasonableness or achievability of management’s projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the Offer and the Merger would be consummated on a timely basis in the manner contemplated by the Offer to Purchase.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the Company’s shareholders pursuant to the Offer and the Merger, considered as a single transaction. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of the Company. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

     We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive from the Company a fee for our services, a fee for rendering this opinion and the Company’s agreement to indemnify us under certain circumstances. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

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     This opinion is directed to the Special Committee of Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender or refrain from tendering shares of Common Stock pursuant to the Offer or as to how such shareholder should vote on any matters relating to the Merger.

     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Offer and the Merger, considered as a single transaction, is fair from a financial point of view, to the holders of the Company’s Common Stock other than Landair Acquisition and the Offerors.

Very truly yours,

/s/ McDonald Investments Inc.

McDONALD INVESTMENTS INC.

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